SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                          (Amendment No. _____)

                        Buffalo Capital III, Ltd.
                            (Name of Issuer)

Common Stock                                 119431 10 4
______________________________               ___________________
(Title of Class of Securities)               (CUSIP Number)

Elizabeth Panko
5001 Spring Valley Rd., Ste. 800E
Dallas, TX  75244
(972) 991-0001
___________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                               May 4, 1999
         _______________________________________________________
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:____.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1)      Name of Reporting Person:  STEADFAST INVESTMENTS, LP
        S.S. OR I.R.S. Identification No. of Above Person: 75-2571621

2)      Check the Appropriate Box if a Member of a Group:
        (a) _____
        (b) __X__

3)      SEC Use Only:

4)      Source of Funds:      WC

5)      Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e): ____YES  __X__NO

6)      Citizenship or Place of Organization:       TEXAS

Number of Shares Beneficially Owned by Each Reporting Person With:

7)             Sole Voting Power:                       11,083,800
8)             Shared Voting Power:                     12,740,000<F1>
9)             Sole Dispositive Power:                  11,083,800
10)            Shared Dispositive Power:                12,740,000<F1>

<F1>  Mr. Gary M. Kornman may be deemed to be the beneficial owner of all shares purchased by Steadfast Investments, LP, and by GMK Family Holdings, LLC.
</F1>

11)     Aggregate Amount Beneficially Owned by Each Reporting
        Person: 12,740,000.

12)     Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _____

13)     Percent of Class Represented by Amount in Row (11): 91%

14)     Type of Reporting Person:    PN


1)      Name of Reporting Person:  GMK FAMILY HOLDINGS, LLC
        S.S. OR I.R.S. Identification No. of Above Person: 75-2775852

2)      Check the Appropriate Box if a Member of a Group:
        (a) _____
        (b) __X__

3)      SEC Use Only:

4)      Source of Funds:      WC

5)      Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e): ____YES  __X__NO

6)      Citizenship or Place of Organization:       DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:

7)             Sole Voting Power:                        1,656,200
8)             Shared Voting Power:                     12,740,000<F1>
9)             Sole Dispositive Power:                   1,656,200
10)            Shared Dispositive Power:                12,740,000<F1>

<F1>  Mr. Gary M. Kornman may be deemed to be the beneficial owner of all shares purchased by Steadfast Investments, LP, and by GMK Family Holdings, LLC.
</F1>

11)     Aggregate Amount Beneficially Owned by Each Reporting
        Person: 12,740,000.

12)     Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _____

13)     Percent of Class Represented by Amount in Row (11): 91%

14)     Type of Reporting Person:    OO

ITEM 1.        SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock of Buffalo Capital III, Ltd. (the "Issuer"). Its principal executive offices are located at 5001 Spring Valley Road, Suite 800E, Dallas, TX 75244.

ITEM 2.        IDENTITY AND BACKGROUND.

(a) The entities filing this statement are Steadfast Investments, LP, and GMK Family Holdings, LLC.

(b) The business address of both entities is 5001 Spring Valley Road, Suite 800E, Dallas, Texas 75244.

(c)
        (1) Steadfast Investments, LP, is a Texas limited partnership. Its principal business is making investments. Its general partner is Kornman & Associates, Inc.

The officers and directors of Kornman & Associates, Inc. are:

Name                                        Position
Gary M. Kornman               President and Director

Vickie A. Walker                 Treasurer/Secretary
                                        and Director

Terry O. Reid                     Vice-President and
                                            Director

Biographical information:

Gary M. Kornman
        Mr. Kornman has been President and CEO of Kornman & Associates, Inc., since 1975. He currently serves as Chairman and Chief Executive Officer of The Heritage Organization, LLC (since March, 1995), and also serves as Chief Executive Officer of the Heritage Organization, Inc. (since 1986). He was President and CEO of The Planning Group, Inc. from 1970 through 1975. The Heritage Organization, LLC, provides consulting services to some of America's wealthiest families. Mr. Kornman is also an officer, director, and/or sole shareholder of many other corporations.

        Mr. Kornman earned a Bachelor of Arts from Vanderbilt University in 1965, with concentrations in Business/Economics and Psychology, and was a National Merit Scholar. In 1969, he received his Doctor of Jurisprudence from the University of Alabama School of Law, and received the American Jurisprudence Award in Evidence.
He is admitted to practice before the Bar of the State of Alabama, and is a member of the American Bar Association Section of Taxation and Sections of Trust, Real Property and Probate.

Vickie A. Walker
        Ms. Walker has been Secretary/Treasurer and Chief Financial Officer of Kornman & Associates, Inc. since June, 1977. She currently serves as Secretary/Treasurer and Chief Financial Officer of The Heritage Organization, LLC (since March 1995);
Secretary/Treasurer and Chief Financial Officer of The Heritage Organization, Inc.; Treasurer of the U.S. National Foundation for Anti-Aging & Survival Research; and Treasurer of The Institute for Anti-Aging & Survival, Inc. Ms. Walker is also the Secretary/Treasurer and/or director of many other corporations.

        Ms. Walker supervises an accounting staff comprised of three CPAs and five staff accountants. In addition to her normal finance and accounting duties, she specializes in Contract Drafting and Negotiations, Legal Entities Formation, and Licensing and Filings. Ms. Walker serves on a number of mission critical committees of The Heritage Organization, LLC, including Employee Management and Benefits, Aviation and Transportation, and Procurement and Budget. She is Chairperson for the Executive Management Committee.

Terry Oliver Reid
        Ms. Reid has been Vice President of Kornman & Associates, Inc. since 1991. She is concurrently Vice President of Administration, Secretary, Treasurer, and Executive Representative for Heritage Investments, LLC, and Heritage Securities Corporation; Vice President of The Heritage Organization, Inc.; Secretary of the U.S. National Foundation for Anti-Aging & Survival Research; and, Secretary of The Institute for Anti-Aging & Survival, Inc. She began her affiliation with the above organizations in 1991.

        From June 1980 to May 1982, Ms. Reid was a Revenue
Accountant for Saxon Oil Company. In 1982, she was invited to join the Intergovernmental Affairs staff at the White House under President Reagan. She worked under Vice President George Bush on his Domestic Policy staff in 1983. In 1984, she served as Budget Director for the Administration Division of the Reagan-Bush '84 Campaign at the national headquarters. Upon her return to Dallas in 1985, she worked for Ben Brown, CPA, preparing tax returns. From
1985 through 1989, she was Financial and Administrative Manager for Laurey Peat & Associates, a public relations agency. In 1990, she was appointed as Assistant to the United States Ambassador to Zimbabwe under President Bush. In 1991, she joined The Heritage Organization, Inc., as Assistant to the Chairman and was promoted to Vice President of Administration in 1994.

        Ms. Reid holds a Bachelor of Accountancy degree from the University of Oklahoma with a minor in Petroleum Land
Management.

        (2) GMK Family Holdings, LLC, is a Delaware limited liability company. Its principal business is making investments. Mr. Gary Kornman is the sole member/manager of GMK Family
Holdings, LLC.

(d) None of the above mentioned directors and/or officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the above mentioned directors and/or officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding of any violation with respect to such laws.

(f)     All above-mentioned natural persons are United States citizens.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.

        The consideration for purchase of the above shares was $1,000 paid in cash. The source of funds was working capital.

        Steadfast Investments, LP, purchased 11,083,800 of the shares for a purchase price of $870. GMK Family Holdings, LLC, purchased 1,656,200 of the shares for a purchase price of $130.

ITEM 4.        PURPOSE OF TRANSACTION.

        The purpose of the transaction was to acquire control of the Issuer in anticipation of a possible business combination transaction between the Issuer and The Heritage Organization, LLC, or between the Issuer and Steadfast Investments, LP, the principal owner of The Heritage Organization, LLC. The Heritage Organization, LLC, is engaged in the business of providing consulting services to high net worth individuals, families and businesses.

        On May 4, 1999, a change in control of the registrant occurred. On that date, Steadfast Investments, LP, a Texas limited partnership, and GMK Family Holdings, LLC, a Delaware limited liability company, purchased a total of 12,740,000 newly issued shares of common stock from the Company for a purchase price of $1,000. Accordingly, as of May 4, 1999, the issued and outstanding common stock of the Company increased from 1,260,000 to 14,000,000 shares, of which 11,083,800 shares, or approximately 79.17% are owned by Steadfast Investments, LP, and 1,656,200 shares, or approximately 11.83% are owned by GMK Family
Holdings, LLC.

        In connection with the change in ownership of a controlling interest in the stock of the Issuer, the previous officers and directors of the Issuer resigned and appointed new officers and directors designated by the purchasers.

        Other than described above, Steadfast Investments, LP, and GMK Family Holdings, LLC, have present plans or proposals to or resulting:

        (a) In the event of a business combination, additional securities may be issued if the Issuer is the surviving entity.

        (b) An extraordinary corporate transaction is possible, but not probable. The possible transaction is a business combination with The Heritage Organization, LLC.

        (c) A sale or transfer of a material amount of assets of the Issuer, or any subsidiary thereof, is not intended.

        (d)    There may be a change in the number of directors.
Additional directors may be appointed, to be determined at a later date. There are no plans to change the terms of the directors.

        (e) There is expected to be a change in the present capitalization. One million (1,000,000) shares of Class B Common Stock with 10,000 votes per share will be converted from current Common Stock. Ten million (10,000,000) shares of Preferred Stock with 1 vote per share will be authorized. This will bring the total capitalization to One hundred ten million (110,000,000) shares.

        (f) A material change in the business of the Issuer is possible, but not probable, with the conclusion of the business combination transaction with The Heritage Organization, LLC. The Heritage Organization, LLC, is engaged in the business of providing consulting services to high net worth individuals, families and businesses.

        (g) There will be possible changes in the Issuer's Articles of Incorporation pending the next Shareholder's meeting. These changes may impede the acquisition of control of the Issuer by any person.

        (h) There is no intention to cause a class of securities of the Issuer to be delisted from a national securities exchange, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        (i) There are no proposals planned that would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of '34.

        (j)    Any action similar to any of those mentioned above.

        Notwithstanding the foregoing, Steadfast Investments, LP, and GMK Family Holdings, LLC, will continue to review their investment in the Issuer and reserve the right to change their intention with respect to any or all of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of May 4, 1999, Steadfast Investments, LP, was the record owner of 11,083,800 shares (79.17%) and GMK Family
Holdings, LCC, was the record owner of 1,656,200 shares (11.83%) of the Issuer's issued and outstanding common stock. Mr. Gary Kornman may be deemed to beneficially own all shares held of record by both Steadfast Investments, LP, and GMK Family Holdings, LLC, or a total of 12,740,000 shares (91.14%) of the Issuer's issued and oustanding common stock.

        (b)    As of May 4, 1999, Steadfast Investments, LP, and
GMK Family Holdings, LLC, through Mr. Kornman, have shared power to vote and dispose of 12,740,000 shares (91.14%).

        (c)    During the sixty-day period preceding the filing of this
Schedule 13D, neither Steadfast Investments, LP, nor GMK Family
Holdings, LLC, had any transactions in the stock of the Issuer, other than those described above in Items 3 and Item 4.

        (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of shares owned by Steadfast Investments, LP, and GMK Family Holdings, LLC.

        (e) Steadfast Investments, LP, and GMK Family Holdings, LLC, continue to be the beneficial owners of more than 5% of the outstanding common stock of the Issuer.

ITEM 6.        CONTRACTS, ARRANGEMENTS,
UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

        Mr. Gary Kornman currently serves as Chairman of the Board of Buffalo Capital III, Ltd. Mr. Kornman is also the President and CEO of Kornman & Associates, Inc., and the General Partner of Steadfast Investments, LP, which owns 79.17% of the Issuer's stock. Mr. Kornman is the sole member/manager of GMK Family Holdings, LLC, which owns 11.83% of the Issuer's stock. Mr. Kornman may be deemed to be the beneficial owner of all shares purchased by Steadfast Investments, LP, and by GMK Family Holdings, LLC.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

        Stock Subscription Agreement (incorporated by reference from Changes in Control of Registrant on Form 8-K dated May 4, 1999, filed with the Securities and Exchange Commission).


SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:   August 12, 1999

/s/_________________________
        Gary M. Kornman
As sole member/manager of
GMK Family Holdings, LLC

Date:   August 12, 1999

/s/_________________________
        Vickie A. Walker
As Treasurer of
Kornman & Associates, Inc.
General Partner of
Steadfast Investments, LP